EASTMAIN RESOURCES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

General

The following discussion of performance, financial condition and future prospects should be read in conjunction with the unaudited financial statements of Eastmain Resources Inc. (the "Company") for the nine months ended July 31, 2005 and related notes thereto, which have been prepared in accordance with Canadian generally accepted accounting principles. All dollar amounts are expressed in Canadian dollars unless otherwise indicated.

All statements, other than historical facts, included herein, including without limitation, statements regarding potential mineralization, resources and exploration results and future plans and objectives of the Company are forward-looking statements and involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated. Factors which may cause actual results and events to differ materially from those anticipated include, but are not limited to, actual results of mineral exploration and development, availability of financing, changes in applicable regulations, mineral value and equity market fluctuations, and cost and supply of materials.

This management's discussion and analysis is dated September 9, 2005.

Corporate Overview

The Company, incorporated under the laws of Ontario, is engaged in the mining, exploration and development of resource properties, primarily those containing gold, silver, copper and zinc. The Company holds an interest in a number of early- to advanced-stage exploration projects in Ontario, Québec and New Brunswick. The Company holds 100% interest in the Clearwater Project which hosts a gold resource, referred to as the Eau Claire gold deposit, and is located in the Province of Québec. The Company holds a 65% interest in a district-scale exploration project in joint venture with Falconbridge Limited (formerly Noranda Inc.). The Company has an option to earn 50% interest in the Reserve Creek gold project, in Northwestern Ontario.

The Company has formed joint venture partnerships or strategic alliances with a number of mining companies including Falconbridge Limited (the "Falconbridge Joint Venture") and Goldcorp Inc. to capitalize on their technical, financial and marketing capabilities. The Company has an option to earn 50% interest in the Azimut C and Azimut D properties located in James Bay, Québec, in close proximity to the Eléonore gold property held by Virginia Gold Mines Inc. The Company also holds 100% interest in the Dyna, Road King, Lac Elmer, Lidge, Lac Hudson and Reservoir projects in that area.

Commencing with the fiscal year starting August 1, 2003, the Company changed its fiscal year-end from July 31 to October 31, resulting in a 15-month reporting period ending October 31, 2004 ("fiscal 2004"), so that the financial reporting period better corresponds to the exploration season.

Overall Performance

The Company's total assets of $18,156,418 as at July 31, 2005 have increased from the $14,769,427 reported at the October 31, 2004 year-end. This change is largely due to investment in exploration properties and an increase in the Company's net cash position. As of July 31, 2005 the Company's liquid assets balance was comprised mainly of cash, cash equivalents and short-term investments which totalled $5,288,795 compared to $4,243,892 as at October 31, 2004.

As a mineral exploration company, the Company relies on equity financing and government incentives to finance its operations. The Company completed a private placement during the first quarter, ended January 31, 2005, to raise gross proceeds of approximately $3,000,000 through the issuance of 4,300,000

flow-through common shares and 2,421,285 share purchase warrants. In addition, proceeds of $225,000 were realized during the January 31, 2005 quarter upon the exercise of 500,000 share purchase warrants. During the second quarter ended April 30, 2005, 325,000 options were exercised contributing proceeds of $117,000 to the Company's equity.

During the year ended October 31, 2004, the Company purchased SOQUEM's remaining interest in the Clearwater Project for $1,000,000 cash, 500,000 common shares and 500,000 share purchase warrants, each share purchase warrant entitling the holder thereof to purchase one common share at an exercise price of $1.50 per share if exercised within 12 months and $2.00 per share if exercised within 24 months. As a result, the Company now has 100% interest in the Clearwater Project subject to a 2% Net Smelter Return Royalty ("NSR"), held by SOQUEM. The Company has made cash payment of $500,000 and issued the 500,000 common shares and share purchase warrants to SOQUEM. A final cash payment of $500,000 is due September 2005 to finalize the acquisition of the Clearwater Project. This cash cost is offset by $380,000 in tax rebates received and an estimated $520,000 tax rebate and mining duty still owed to the Company by the Province of Québec in respect of claims filed to October 31, 2004.

There are significant uncertainties regarding the trends in gold, silver and other mineral prices and the availability of equity financing when proceeds are used for the purpose of mineral exploration and development. For instance, the price of gold, silver and other minerals has fluctuated widely in recent years and wide fluctuations are expected to continue. The market price of gold fell from above US$350 per ounce for most of the 1990's to below US$300 per ounce in 1997 and has generally remained below this level, until finding a recent support level exceeding US$400 per ounce once again. Increased gold prices in the last several years have encouraged the Company to engage in more active exploration and acquisition activities. Apart from these factors, management is not aware of any other trends, commitments, events or uncertainties that would have a material effect on the Company's business, financial condition or results of operations.

Results of Operations

Net loss for the three months ended July 31, 2005 was $93,489 compared to a net loss of $42,047 for the three months ended July 31, 2004. Net income for the nine months ended July 31, 2005 was $100,654 compared to net income of $355,936 for the nine months ended July 31, 2004. The largest components of the loss for the three months ended July 31, 2005 were General and Administration costs of $76,888 which were substantially the same as those incurred in the comparable quarter last year ($70,830) and the value of $44,700 assigned to the 150,000 stock options issued as director, officer and employee compensation, exercisable at a price of $0.42, for a period of five years, in June 2005. The income for the first quarter and second quarters of the year ending October 31, 2005 ("fiscal 2005"), but not the third quarter of fiscal 2005, arose from the value assigned to 1,600,000 stock options issued as director, officer and employee compensation, exercisable at a weighted average price of $0.54 for a period of five years, which were issued to employees, directors, officers and service providers of the Company. In the nine months ended July 31, 2004, non-cash income was derived from the estimated value of future tax recoveries arising from the issue of flow-through shares of $677,000 and a gain on the sale of investments of $121,588.

Summary of Quarterly Information

	Quarter ended 07/31/2005	**Quarter ended 04/30/2005**	**Quarter ended 01/31/2005**
Revenue	$ 40,019	$ 17,459	$ 19,980
Net Income (loss)	$(93,489)	$702,445	$(508,302)
Per share basic	$0.0000	$0.0100	$(0.0108)
Per share diluted	$(0.0019)	$0.0100	$(0.0108)

Summary of Quarterly Information (continued)

	Quarter ended 10/31/2004	Quarter ended 07/31/2004	Quarter ended 04/30/2004	Quarter ended 01/31/2004
Revenue	$ (4,812)	$ 38,578	$ 15,836	$ 32,783
Net Income (loss)	$(2,000,853)	$(42,027)	$ (70,382)	$ 468,345
Per share basic	($0.044)	($0.0011)	($0.0019)	$0.0111
Per share diluted	($0.044)	($0.0011)	($0.0019)	$0.0111

	Quarter ended 10/31/2003	Quarter ended 07/31/2003	Quarter ended 04/30/2003	Quarter ended 01/31/2003
Revenue	$ 61,072	$ (102,609)	$ 8,307	$ 72,022
Net Income (loss)	$ (125,027)	$ (1,507,421)	$ (112,668)	$ (44,022)
Per share basic	($0.0034)	($0.0505)	($0.0038)	($0.0015)
Per share diluted	($0.0034)	($0.0505)	($0.0038)	($0.0015)

General and Administration expenses by quarter for the first three quarters ended July 31, 2005 are substantially comparable to the same quarters in fiscal 2004. The decrease in professional fees for the nine months ended July 31, 2005 compared to the nine months ended July 31, 2004 was a result of additional fees expended last year in association with the Company's increased financing activities.

During the quarter ended July 31, 2005, a non-cash operating expense item estimated at $44,700 was recorded, with an offsetting increase recorded to the contributed surplus account in the balance sheet in respect of stock options granted to directors, officers and employees. During the quarter ended April 30, 2005 and the first quarter ended January 31, 2005 similar items amounting to $228,750 and $385,900 respectively were recorded. No cost of stock options were recorded during the first three quarters ended July 31, 2004. During the quarter ended April 30, 2005, the non-cash income component of capital stock issued with flow through tax benefits amounted to $1,083,600 arising from the estimated recovery of future corporate income taxes. In the quarter ended January 31, 2004, the non-cash income component of capital stock issued with flow through tax benefits amounted to $677,000. The accounting standard reporting recommendation regarding the income component of flow through shares introduced in March 2004 was implemented last year on a prospective basis. Under the recommendation, a part of the equity raised from flow-through shares is apportioned to current income, based on an estimate of the value of future income tax recoveries otherwise available to the Company, that are being transferred to the shareholder.

Deferred Mining Property Costs and Exploration Expenditures

The Company's activities involve the exploration and development of gold and base metals on its properties in Ontario, Québec and New Brunswick. The major deferred exploration expenditures for the quarter ended July 31, 2005 include: Clearwater Project, $109,000, 9% (year-to-date $417,000, 16%), Falconbridge Joint Venture, $381,000, 32% (year-to-date $979,000, 37%); Reserve Creek Project, $5,000 (year-to-date $324,000 12%), Azimut Block C, $201,000, 17% (year-to-date $259,000, 10%), Azimut Block D, $167,000, 14% (year-to-date $202,000, 8%), Ruby Hill, $186,000, 16% (year-to-date $232,000, 9%) and project generation of $137,000, 11% (year-to-date $256,000, 10%). The Company's most significant and advanced property is the Clearwater Project. The Company acquired SOQUEM's remaining ownership of the Clearwater Project during the fiscal year ended October 31, 2004 in exchange for cash and securities as described above, giving it 100% ownership of Clearwater, subject to a 2%

NSR. The Company expanded the gold resource through widely spaced drilling at depth. The current focus is to locate a second deposit regionally on the property. Upon approval of government permitting the Company proposes to complete a bulk sample in order to determine the preliminary mining and economic parameters of the Eau Claire gold deposit. In light of Virginia Gold Mines' discovery of the Roberto gold deposit at Eléonore, Eastmain initiated an extensive gold exploration program on a number of properties in the immediate area. Deferred exploration expenditures on the Company's Québec projects are subject to approximately 50% mining duty and provincial refund to the Company.

Results from the Falconbridge Joint Venture MegaTEM airborne survey prompted the JV partners to acquire over 1,000 mineral claim units in Ontario and Québec. Expenditures to date have funded 14,500 line-kilometres of airborne geophysical surveys, generating 225 isolated anomalies. The MegaTEM airborne geophysical system is designed to detect volcanic massive sulphide (VMS) copper-zinc-silver deposits, nickel-copper-platinum group element deposits and some gold ore deposits within covered terrain. A $1,280,000 follow-up diamond drill program is currently under way.

Exploration at Reserve Creek, Ontario has also confirmed the potential for an economic gold deposit. Deferred expenditures to date have funded geological and geophysical surveys covering three gold zones and their lateral extensions. 2005 exploration included additional geophysical surveys.

Project generation expenditures also prompted the acquisition of four new gold projects located in the James Bay region of Québec. Over 600 mining cells or 30,000 hectares covering areas of highly prospective and under-explored geology were acquired by staking. Follow-up airborne geophysical surveys have been completed or are underway. An extensive soil sampling and prospecting program is in progress.

In March of 2005 the Company acquired an option from Azimut Exploration Inc. to earn 50% interest in two properties covering 185 km^2. These projects are located in key positions near the Eléonore Property where Virginia Gold Mines recently discovered the Roberto gold deposit. Eastmain doubled its strategic land position in the Opinaca/Eastmain region of Québec by staking an additional 186 km^2 of land northwest of the discovery area. Eastmain and Azimut recognize Roberto as a major gold discovery that may lead to the establishment of a mining camp. Initial work on the Company's holdings will include extensive surface prospecting and geochemical surveys.

Three gold deposits have been discovered in the Eastmain/Opinaca district. Eastmain Resources Inc. holds 100% interest in the Eau Claire gold deposit, which is located within the Clearwater Property, and has key land holdings adjacent to the other two (Roberto and Eastmain Gold Mine). The Company has initiated a major target generating program in this emergent mining camp. Our exploration plan at Clearwater is to explore for a second deposit on the property and to complete a bulk sample and economic assessment to determine cost estimates and operating parameters, such as mining and milling costs, gold grades and gold recoveries of the Eau Claire deposit. The Company has applied for permits to upgrade the access road for the purposes of extracting the bulk sample.

During the quarter ended April 30, 2005 the Company acquired an option to earn 100% interest in certain mineral properties located within the Upper Eastmain River greenstone belt from Ruby Hill Exploration Inc. ("Ruby Hill"). Eastmain can earn 100% interest in the property by making a cash payment and issuing 150,000 common shares of the Company to Ruby Hill. Upon the initial signing of a Letter Agreement, the Company paid $10,000 in cash and issued 50,000 common shares. The Company must issue an additional 100,000 common shares to Ruby Hill prior to the second anniversary of the agreement to exercise the option. Ruby Hill will hold a 2.5% Net Smelter Return Royalty, subject to a buy-out of 1.5% of the royalty for $1.5 Million. The Ruby Hill property consists of 136 claim units covering 70 km^2 in three groups. The Company staked an additional 48 claim units, covering 25 km^2, adjoining the Ruby

Hill claims. A VTEM airborne survey will be flown to cover the Ruby Hill property and the adjacent Eastmain gold deposit, owned by Campbell Resources Inc.

The cost of exploration and development is recorded on a property by property basis and deferred in the Company's accounts, pending recovery based on the discovery and/or extraction of economically recoverable reserves. When it is determined that there is little prospect of minerals being economically extracted from a property, the deferred costs associated with that property are charged to operations. The Company has adopted a policy whereby the deferred exploration expenditures on a given property shall be reduced as the banked provincial assessment credit of the property declines. The determination of property write-downs, if required, is usually performed at the fiscal year-end.

Liquidity and Capital Resources

During the third quarter ended July 31, 2005, 75,000 common shares were issued to Azimut Exploration Inc. in payment for Azimut Blocks C and D. In the second quarter ended April 30, 2005, 325,000 options were exercised contributing $117,000 in gross proceeds to capital stock and 50,000 common shares were issued in payment for the Ruby Hill property. The Company completed a private placement issue of 4,300,000 flow-through units at $0.70 during the quarter ended January 31, 2005. Each unit consisted of one common share and one-half of one common share-purchase warrant. Each full share-purchase warrant is exercisable to acquire one common share at a price of $0.85 until December 30, 2005. Gross proceeds from this offering amounted to $3,010,000. The funds are being deployed primarily in the exploration and development of the Noranda Joint Venture, Reserve Creek and Québec exploration properties.

During the nine months ended July 31, 2005 the Company raised gross proceeds of approximately $3,170,000 (Q2 - $117,000, Q1 - $3,053,000) in financing activities, invested $2,587,000 (Q3 - $1,161,000, Q2 - $678,000, Q1 - $748,000) on acquisitions and exploration of mineral resource properties and invested $1,726,000 (Q3 - –$46,000, Q2 - –$49,000, Q1 - $1,789,000) in short-term investments. As at July 31, 2005 cash, cash equivalents and short term investments on hand were nearly $5,175,000. Current liabilities were $982,000 and the Company has no long-term debt. Accordingly, as the Company's working capital requirements are approximately $31,500 per month, and as all exploration expenditures to be made by the Company are discretionary, management believes the Company has sufficient working capital to fund the ongoing overheads and cost of its exploration activities for the year ending October 31, 2005. However, the Company may complete additional financings if it believes that market conditions are appropriate.

Since the properties held by the Company do not currently generate any operating income, the Company is reliant on equity markets over the long term to raise capital to fund its exploration activity. In the past the Company has been successful in raising funds through equity offerings, and while there is no guarantee that this will continue, there is no reason either to believe that this capacity will diminish.

Cash on hand, for future exploration costs, is invested in term deposits, bonds and certificates of deposit with maturities matching the Company's cash flow requirements which, in management's opinion yields the greatest return with the least risk. The Company's policy is to maintain its investment portfolio in very low-risk liquid securities, which are selected and managed under advice from independent professional advisors.

Short-term investments are subject to changes in valuation depending on market fluctuations at the date of reporting. If required, a provision for valuation losses is reported in the operating results. During the three quarters ended July 31, 2005 investment losses, related to interest rate fluctuations, of only $443 were realized. During the quarter ended January 31, 2004, the Company realized a net gain on the sale of

investments amounting to $121,588.

Non-capital losses can be carried forward and used to offset future non-capital gains for a period of ten years (seven years for losses in tax years ending prior to March 22, 2004), after which they expire. To the extent that loss carry-forwards could be used to reduce future tax liabilities, they are a financial resource that can be managed. The Company, by its mineral exploration nature, generates non-capital tax losses which are not recognized on the income statement because, at this point in time, it is more likely that they will not be used to offset tax liabilities within their ten-year life. Canadian tax legislation allows an enterprise to issue securities to investors whereby the deductions for tax purposes relating to resource expenditures may be claimed by the investors and not by the enterprise. These securities are referred to as flow-through shares. Under recommendation number 146 issued by the Emerging Issues Committee (EIC-146) regarding generally accepted accounting principles (GAAP) for the accounting treatment of flow-through shares, the issuer recognizes part of the proceeds from the sale of flow-through shares as tax credits associated with the expenditures being transferred to the shareholders, records this amount as a future income tax liability and the rest of the net proceeds as shareholders' equity. As a result, the Company had recorded a future tax liability of $1,083,600 in order to recognize the estimated tax component associated with the issue of 4,300,000 flow-through shares during the quarter ended January 31, 2005. Upon clarification of the accounting treatment required under this recommendation, it was determined that the Company could recover this future tax liability into income immediately rather than some time in the future, as previously reported. Income from the complete amortization of this future tax liability was recorded in the quarter ended April 30, 2005.

During the quarter ended July 31, 2005, 1,513,095 share purchase warrants expired without being exercised. As at July 31, 2005, 8,141,285 share purchase warrants remain outstanding with an average exercise price of $0.74 which, if exercised, would result in proceeds of $6,643,389 to the Company. As at July 31, 2005, 2,575,000 options were outstanding, which if exercised, would result in proceeds of $1,337,000 to the Company. The Company also has an estimated $520,000 in resource credits receivable due from the Province of Québec for claims filed up to October 31, 2004. Québec resource credits are refunds from the government that are paid to companies exploring for precious metals in Québec, subject to verification and adjustment by the Québec Ministry of Natural Resources. The Ministry is experiencing delays in processing claims and since no confirmation of the amount of the Company's refund has as yet been received, this estimate has neither been included in the Company's reported income nor included as an asset on the Company's balance sheet.

Transactions with Related Parties

Related party transactions include $10,000 per month salary and $1,000 per month office rental paid to the President of the Company. Consulting fees of $325 per day are paid to a service provider of the Company.

Share Capital

The authorized capital of the Company consists of an unlimited number of common shares of which, as of September 9, 2005, there are 50,927,678 common shares outstanding, 4,057,500 common shares reserved for issuance pursuant to available options, of which 2,575,000 are outstanding, and 8,141,285 common shares reserved for issuance pursuant to outstanding share purchase warrants.

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the financial statements include the Company's estimate of recoverable value of its mineral properties, related deferred exploration expenditures and stock-based compensation. These critical accounting estimates significantly affect the values attributed

to the following line items in the Company's financial statements: mining properties and deferred exploration expenditures; total assets; shareholders' equity; stock based compensation; total expenses; loss for the period before extraordinary items; net loss; deficit; and basic and diluted loss per share.

These estimates involve considerable judgment and are, or could be, affected by factors that are out of the Company's control. Factors affecting stock-based compensation include estimates of when stock options and compensation warrants might be exercised and stock-price volatility. The timing for exercise of options is out of the Company's control and will depend upon the market value of the Company's shares and the financial objectives of the holders of the options. The Company has used historical data to determine volatility in accordance with the Black-Scholes model, however future volatility is uncertain and the model has its limitations. These estimates can have a material impact on the stock-based compensation and hence results of operations. The Company's recorded value of its mineral properties and associated deferred exploration expenses is based on historical costs that may be recovered in the future. The Company's recoverability evaluation is based on market conditions for minerals, underlying mineral resources associated with its properties and future costs that may be required for ultimate realization through mining operations or by sale. The Company operates in an industry that is exposed to a number of risks and uncertainties, including exploration risk, development risk, commodity-price risk, operating risk, ownership and political risk and currency risk, as well as environmental risk. The ability of the Company to obtain necessary financing to complete the development of its properties and obtain future profitable production is uncertain.

Change in Accounting Policy

The CICA Handbook Section 3870, Stock-based compensation and other stock-based payments requires that compensation of option awards to employees be recognized in financial statements at fair value for options granted in fiscal years beginning on or after January 1, 2004. The Company as permitted by CICA Handbook Section 3870 has adopted this section prospectively for new option awards granted on or after August 1, 2003.

The Company has changed its fiscal year-end date from July 31 to October 31 commencing with the year starting August 1, 2003 resulting in a 15-month reporting period ending October 31, 2004.

Use of Financial Instruments

The Company has not entered into any specialized financial agreements to minimize its investment risk, currency risk or commodity risk. There are no off-balance sheet arrangements. The principal financial instruments affecting the Company's financial condition and results of operations currently are its cash and cash-equivalent portfolio. To minimize risk, the funds are managed by independent financial advisors with ultimate administration by the Company. The investments are recorded at the lower of cost or market value.

Future Outlook

The Company is focusing its efforts on exploring for gold and base metal deposits in Eastern Canada, with an emphasis on the Eastmain/Opinaca region of Northern Québec. The Company has initiated environmental permit applications for road work and a bulk-mining sample to determine the economic and mining parameters of the Eau Claire gold deposit at Clearwater. Extensive target generation activities in progress include 6,500 line-kilometres of airborne geophysical surveys combined with approximately 7,000 soil geochemical samples and 1,000 rock samples on eight properties district-wide. Eastmain and Falconbridge plan to drill 35 priority MegaTEM targets in 2005. Acquisition, exploration and development expenditures for the year ending October 31, 2005 are forecast to be approximately $3.0 M

divided evenly between Ontario and Québec.

Subsequent events

There were no subsequent events to report as at the date of this report.

Scientific and Technical Disclosure

All disclosure of a scientific or technical nature herein concerning the Clearwater Project is based upon the technical report entitled "Clearwater Project (1170) – Report on the 2003 Exploration Activities for Eastmain Resources Inc." dated December 15, 2004 which was prepared by E. Canova and M.J. Perkins (the "Clearwater Report"). E. Canova is a "qualified person" within the meaning of National Instrument 43-101 of the Canadian Securities Administrators and has verified the data underlying the statements contained herein concerning the Clearwater Project. Further information concerning the Clearwater Project is contained in the Clearwater Report available at www.sedar.com.

Additional Information

Additional information relating to the Company, including any published Annual Information Forms, can be found on SEDAR at www.sedar.com.

Accounting Responsibilities, Procedures and Policies

The Board of Directors, which among other things is responsible for the financial statements of the Company, delegates to management the responsibility for the preparation of the financial statements. Responsibility for their review rests with the Audit Committee. Each year the shareholders appoint independent auditors to audit and report directly to them on the financial statements.

In preparing the financial statements, great care is taken to use appropriate generally accepted accounting principles and estimates, considered necessary by management, to present the financial position and results of operations on a fair and consistent basis. The principal accounting policies followed by the Company are summarized in Note 2 to the Company's audited financial statements.

The accounting systems employed by the Company include appropriate controls, checks and balances to provide reasonable assurance that the Company's assets are safeguarded from loss or unauthorized use as well as facilitating the preparation of comprehensive, timely and accurate financial information. There are limits inherent in all systems based on the recognition that the cost of such systems should not exceed the benefits to be derived. The Company believes that its systems provide the appropriate balance in this respect.

The Audit Committee is appointed by the Board of Directors and all of its members are non-management directors. The Audit Committee meets periodically with management and the external auditors to discuss internal controls, auditing matters and financial reporting issues and to confirm that all administrative duties and responsibilities are properly discharged. The Audit Committee also reviews the financial statements, management's discussion and analysis and considers the engagement or reappointment of external auditors. The Audit Committee reports its findings to the Board of Directors for its consideration when approving the financial statements for issuance to the shareholders. The external auditors have full and free access to the Audit Committee.

NOTICE TO SHAREHOLDERS
FOR THE NINE MONTHS ENDED JULY 31, 2005
EASTMAIN RESOURCES INC.

Responsibility for Financial Statements:

The accompanying financial statements for Eastmain Resources Inc. have been prepared by management in accordance with Canadian generally accepted accounting principles. The most significant of these accounting principles were set out in the October 31, 2004 audited financial statements. Only changes in accounting information have been discussed in the current financial statements. These statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependant upon future events. Therefore, using careful judgment, estimates and approximations have been made. Recognizing that the Company is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been fairly presented.

Auditors' involvement

The auditors of Eastmain Resources Inc. have not performed a review of the unaudited financial statements for the three- and nine-month periods ended July 31, 2005 and July 31, 2004.

EASTMAIN RESOURCES INC.

BALANCE SHEETS (Prepared by Management - Unaudited)

		July 31, 2005 (Unaudited)		October 31, 2004 (Audited)
Assets				
Current assets				
Cash and cash equivalents	$	1,845,505	$	2,528,810
Short-term investments (Note 2)		3,329,434		1,567,448
Prepaid and sundry receivables		113,856		147,634
		5,288,795		4,243,892
Equipment (Note 3)		110,816		64,574
Mining properties and deferred exploration expenditures (Note 4)		12,756,807		10,460,961
	$	18,156,418	$	14,769,427
Liabilities and Shareholders' Equity				
Current Liabilities				
Accounts payable and accrued liabilities	$	982,172	$	567,955
Shareholders' equity				
Capital stock				
Authorized - Unlimited common shares				
Issued				
Common shares (Note 5)		20,106,316		17,970,508
Warrants (Note 7)		1,540,522		1,912,441
Contributed Surplus (Note 5)		1,365,731		257,500
Deficit		(5,838,323)		(5,938,977)
		17,174,246		14,201,472
	$	18,156,418	$	14,769,427

EASTMAIN RESOURCES INC.

STATEMENTS OF OPERATIONS AND DEFICIT
(Prepared by Management - Unaudited)

	Three Months Ended July 31, 2005	Three Months Ended July 31, 2004	Nine Months Ended July 31, 2005	Nine Months Ended July 31, 2004
Revenue				
Interest and dividends	$ 40,019	$ 30,461	$ 77,458	$ 66,399
Management fees	-	8,117	-	20,798
	40,019	38,578	77,458	87,197
Expenses				
Amortization	5,437	9,005	15,716	22,995
Write down in deferred exploration expenditures	-	-	-	-
Professional fees	6,040	770	19,390	84,073
General and administration	76,888	70,830	365,505	422,781
Stock option compensation (Note 6)	44,700	-	659,350	-
	133,065	80,605	1,059,961	529,849
Loss for the period before the following	(93,046)	(42,027)	(982,503)	(442,652)
Gain (loss) on investments	(443)	-	(443)	121,588
Gain on future income tax recovery	-	-	1,083,600	677,000
NET INCOME (LOSS) FOR THE PERIOD	(93,489)	(42,027)	100,654	355,936
DEFICIT, beginning of period	(5,744,834)	(3,896,097)	(5,938,977)	(4,294,060)
DEFICIT, end of period	$ (5,838,323)	$ (3,938,124)	$ (5,838,323)	$ (3,938,124)

EASTMAIN RESOURCES INC.

STATEMENTS OF CASH FLOWS
(Prepared by Management - Unaudited)

	Three Months Ended July 31, 2005	Three Months Ended July 31, 2004	Nine Months Ended July 31, 2005	Nine Months Ended July 31, 2004
Cash Provided by (used in)				
OPERATING ACTIVITIES				
(Loss) income for the period	$ (93,489)	$ (42,027)	$ 100,654	$ 355,936
Adjustments not affecting cash:				
Stock option compensation (Note 6)	44,700	-	659,350	-
Future income tax recovery (Note 5)	-	-	(1,083,600)	(677,000)
Loss (gain) on sale of investments	443	-	443	(121,588)
Amortization	5,437	9,005	15,716	22,995
Change in non-cash working capital items	532,941	821,890	447,995	599,952
	490,032	788,868	140,558	180,295
FINANCING ACTIVITIES				
Issue of common shares, net of costs	-	184,492	3,170,470	2,389,356
	-	184,492	3,170,470	2,389,356
INVESTING ACTIVITIES				
Purchase of equipment	(46,136)	-	(61,958)	-
Mining properties and deferred exploration expenditures	(1,160,668)	(1,056,682)	(2,587,156)	(2,257,466)
Government grants received	381,210	-	381,210	687,170
Proceeds, net of proceeds and redemptions from the sale of short-term investments	13,873	-	(1,726,429)	170,713
	(811,721)	(1,056,682)	(3,994,333)	(1,399,583)
Change in cash and cash equivalents	(321,689)	(83,322)	(683,305)	1,170,068
Cash and cash equivalents, beginning of period	2,167,194	6,297,721	2,528,810	5,044,331
Cash and cash equivalents, end of period	$ 1,845,505	$ 6,214,399	$ 1,845,505	$ 6,214,399

EASTMAIN RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

(PREPARED BY MANAGEMENT – UNAUDITED)

Nine Months Ended July 31, 2005

1. THE COMPANY

Eastmain Resources Inc. (the "Company" or Eastmain") is a publicly held company engaged in the mining, exploration and development of resource properties. The Company is incorporated under the Business Corporations Act (Ontario) and its common shares are listed on the Toronto Stock Exchange.

The Company's principal assets are the properties as listed in Note 4.

The unaudited financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles for the reporting of interim financial information. Accordingly, they do not include all of the information and notes to the financial statements required by Canadian generally accepted accounting principles for annual financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three and nine months ended July 31, 2005 may not be necessarily indicative of the results that may be expected for the year ending October 31, 2005.

The Company changed its year-end from July 31, 2004 to October 31, 2004, therefore, the comparative figures are for the three- and nine-month periods ended July 31, 2004. The required comparative balance sheet, for reporting purposes, is that of October 31, 2004 which has been derived from the audited financial statements at that date, but does not include all of the information and footnotes required by Canadian generally accepted accounting principles for complete financial statements.

The interim financial statements have been prepared by management in accordance with the accounting policies described in the Company's financial statements for the fifteen-month period ended October 31, 2004. For further information, refer to the financial statements and notes, thereto included in the Company's financial statements for the fifteen-month period ended October 31, 2004.

2. SHORT-TERM INVESTMENTS

The short-term investments are valued at the lower of cost or market value.

3. EQUIPMENT

The equipment is recorded at cost and comprised as follows:

	Cost	Accumulated Amortization	Net Book Value July 31, 2005	Net Book Value October 31, 2004
Computer equipment	$ 26,727	$ 8,573	$ 18,154	$ 4,540
Field equipment	155,175	62,513	92,662	60,034
	$ 181,902	$ 71,086	$ 110,816	$ 64,574

EASTMAIN RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

(PREPARED BY MANAGEMENT – UNAUDITED)

Nine Months Ended July 31, 2005

4. MINING PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES

The mining properties and deferred exploration expenditures are recorded at cost and are comprised as follows:

Project	Balance October 31, 2004	Net Expenditures	Government Grants	Write-off	Balance July 31, 2005
Clearwater	$ 6,032,041	$ 417,445	$ (381,210)	$ -	$ 6,068,276
Falconbridge JV	1,820,037	979,601	-	-	2,799,638
Reserve Creek	281,263	324,428	-	-	605,691
Ontario Projects (recovery)	291,796	(14,610)	-	-	277,186
Azimut Block C	-	258,975	-	-	258,975
Azimut Block D	-	201,643	-	-	201,643
Ruby Hill	-	232,424	-	-	232,424
Quebec Projects (Other)	968,387	256,247	-	-	1,224,634
New Brunswick Projects	842,923	5,502	-	-	848,425
Other	224,514	15,401	-	-	239,915
	$ 10,460,961	$ 2,677,056	$ (381,210)	$ -	$ 12,756,807

The following is a breakdown of mining properties and deferred expenditures by expenditure type for the Company's significant projects for the nine months ended July 31, 2005:

	Clearwater	Falconbridge JV	Reserve Creek	Azimut Block C	Azimut Block D
Drilling, Trenching and assays	$ 287,583	$ 456,264	$ 82,422	$ 5,961	$ 2,380
Geoscience and technical	113,526	406,255	104,520	188,410	148,809
Project acquisition	17,985	13,561	133,533	64,604	50,454
Project overhead (recovery)	(1,649)	67,635	3,953	-	-
Project management fees	-	35,886	-	-	-
Government grants	(381,210)	-	-	-	-
	$ 36,235	$ 979,601	$ 324,428	$ 258,975	$ 201,643

4. MINING PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (continued)

	Ruby Hill	Other	Total
Drilling, Trenching and assays	$ 31,398	$ 17,291	$ 883,299
Geoscience and technical	159,504	183,602	1,304,626
Project acquisition	41,522	77,734	399,393
Project overhead (recovery)	-	(16,087)	53,852
Project management fees	-	-	35,886
Government grants	-	-	(381,210)
	$ 232,424	$ 262,540	$ 2,295,846

(1) The Company acquired an option to earn 100% interest in certain mineral properties located within the Upper Eastmain River greenstone belt from Ruby Hill Exploration Inc. ("Ruby Hill").

The Company can earn 100% interest in the property by making cash payment and issuing 150,000 common shares of the Company to Ruby Hill. Upon the initial signing of a Letter Agreement, the Company paid $10,000 in cash and issued 50,000 common shares. The Company must issue an additional 100,000 common shares to Ruby Hill prior to the second anniversary. Upon completion, Ruby Hill retains a 2.5% Net Smelter Return Royalty, subject to a buy-out of 1.5% of the royalty for $1.5 Million.

(2) The Company and Azimut Exploration Inc. ("Azimut") completed the signing of two letters of agreement for two claim blocks, C and D of the Opinaca Property currently held by Azimut. According to the agreements, Eastmain can acquire 50% interest in the properties during a five-year period and may acquire an additional 15% interest upon delivery of a bankable feasibility study. Eastmain can earn a 50% interest in Block C from Azimut during a five-year period through total cash payments of $160,000, including an initial payment of $50,000 and the issuance of 30,000 common shares of Eastmain Resources Inc. upon signing the agreement; and total work expenditures of $2,700,000 of which, $250,000 is a firm commitment in the first year. Eastmain can earn an initial 50% interest in Block D from Azimut through cash payment of $140,000 and total work expenditures of $1.9 Million over the five-year term. Eastmain must make a cash payment of $30,000 and issue 45,000 common shares of the Company to Azimut upon signing the agreement. $200,000 in exploration expenditures must be spent in the first year. The initial cash payments have been made and 75,000 common shares were issued to Azimut July 4, 2005.

(3) Eastmain has formed a Joint Venture with Falconbridge Limited "Falconbridge" (formerly Noranda Inc.) on the MegaTEM project. Eastmain and Falconbridge signed a Letter Agreement January 19, 2004, for the purpose of completing MegaTEM airborne electromagnetic surveys over parts of the prolific Abitibi Greenstone Belt in Ontario and Québec.

Under the formal agreement, Eastmain will hold a 65% interest in any discovery made from these surveys. Eastmain has access to Falconbridge's proprietary exploration data in the areas flown and to their technical expertise in MegaTEM interpretation. Falconbridge shall act as the initial operator. Eastmain has the right to

4. MINING PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (continued)

become operator on any properties hosting a gold deposit. Falconbridge Limited has a one-time back-in right to a 50% participating interest by funding either two times the total expenditures incurred by Eastmain or $5.0 Million in exploration expenditures, whichever is greater. Under this agreement, Falconbridge is committed to make a private placement in Eastmain with the share price of that placement being calculated at an amount equal to one-and-one-half times Eastmain's average share trading price for 30 days prior to the date of the private placement.

5. CAPITAL STOCK

	Shares	Amount
Issued and outstanding, October 31, 2004 (audited)	45,587,678	$ 17,970,508
Issued for option payment for Reserve Creek Project (*)	90,000	63,000
Private placement (**)	4,300,000	3,010,000
Warrant valuation (**)		(137,600)
Exercise of warrants - cash (***)	500,000	225,000
Exercise of warrants - Black-Scholes valuation		78,000
Exercise of stock options	325,000	117,000
Issued for option payment for Ruby Hill Property (Note 4(1))	50,000	30,500
Issued for acquisition of Azimut Blocks C and D (Note 4(2))	75,000	32,400
Flow-through tax effect (****)		(1,083,600)
Cost of issue - cash		(181,530)
Cost of issue - warrants (**)		(17,362)
Issued and outstanding, July 31, 2005 (unaudited)	50,927,678	$ 20,106,316

(*) On November 11, 2004 the Company issued 90,000 common shares valued at $63,000 to Slam Exploration Ltd. as an option payment for the Reserve Creek project.

(**) The Company issued 4,300,000 flow-through units at $0.70 per unit for aggregate gross proceeds of $3,010,000. Each unit consisted of one common share and one-half common share purchase warrant. Each whole warrant will entitle the holder to purchase one common share at a price of $0.85 per share for a period of 12 months following the closing of the offering.

With respect to the 2,150,000 common share purchase warrants granted, the fair value of each warrant was estimated on the date of grant using the Black-Scholes option pricing model, with the following assumptions: dividend yield of 0%; expected volatility of 58%; risk-free interest rate of 4.5% and an expected life of 12 months. The value of the warrants was calculated to be $137,600. 271,285 broker warrants were also issued with respect to this placement. The Black-Scholes valuation with regard to the broker warrants was $17,362, and was based on the same terms as the 2,150,000 share purchase warrants mentioned above.

(***) Québec based mining fund SIDEX, société en commandite, exercised 500,000 warrants at $0.45 per share for proceeds to the Company of $225,000.

5. CAPITAL STOCK (continued)

(****) The Company adopted EIC-146 where the Company has to recognize a future tax liability, and the shareholders' equity reduced, on the date that the Company renounces the tax credits associated with expenditures from flow-through proceeds. The Company is then allowed to offset the future income tax liability against unrecognized future income tax assets if certain criteria are met. As a result, the Company recorded a $1,083,600 future income tax recovery for the period.

CONTRIBUTED SURPLUS

As at July 31, 2005, contributed surplus is comprised of the following:

Balance, October 31, 2004 (audited)	$	257,500
Options granted		659,350
Warrants expired		448,881
Balance, July 31, 2005 (unaudited)	$	1,365,731

Contributed surplus is comprised of the cost of unexercised and expired stock options and warrants.

6. STOCK OPTIONS

	Number of Options		Weighted Average Exercise Price
Outstanding, October 31, 2004 (audited)	1,375,000	$	0.44
Granted (*)	1,750,000		0.53
Exercised (*)	(325,000)		0.36
Expired	(225,000)		0.37
Outstanding, July 31, 2005 (unaudited)	2,575,000	$	0.52

(*) The Company applies the fair value method of accounting for all stock-based compensation awards and accordingly, $659,350 was recorded as stock option compensation expense and contributed surplus, for the 1,750,000 options granted during the period. With respect to the 1,750,000 options granted, the fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model, with the following assumptions: dividend yield of 0%; expected volatility of 88%; risk-free interest rate of 4.5% and an expected life of 5 years.

6. STOCK OPTIONS (continued)

	Black-Scholes Value	Number of Options	Exercise Price ($)
May, 2006	$ -	100,000	0.34
February, 2007	-	200,000	0.26
November, 2007	6,500	25,000	0.34
October, 2008	168,400	400,000	0.55
January, 2009	67,300	100,000	0.88
November, 2009	385,900	850,000	0.64
February, 2010	30,500	100,000	0.48
April, 2010	198,250	650,000	0.43
June, 2010	44,700	150,000	0.42
	$ 901,550	2,575,000	

7. WARRANTS

	Number Of Warrants
Balance, October 31, 2004 (audited)	$ 7,733,095
Granted	2,421,285
Exercised	(500,000)
Expired	(1,513,095)
Balance, July 31, 2005 (unaudited)	$ 8,141,285

7. WARRANTS (continued)

Warrants outstanding as at July 31, 2005:

	Black-Scholes Value	Number of Warrants	Exercise Price ($)
October, 2005	$ 1,080,660	4,340,000	0.60
October, 2005	246,400	880,000	0.51
December, 2005	137,600	2,150,000	0.85
December, 2005	17,362	271,285	0.85
October, 2008	58,500	500,000	1.50-2.00
	$ 1,540,522	8,141,285	

8. RELATED PARTY TRANSACTIONS

The Company paid $90,000 in wages to a director of the Company. Premises rent paid to a director was $9,000 and geological fees and out-of-pocket expenses paid to a private company controlled by a service provider of the Company was approximately $76,000.

9. (LOSS) INCOME PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	Three Months Ended July 31, 2005		Nine Months Ended July 31, 2005	
	2005	2004	2005	2004
Basic (loss) income per share	$ 0.00	$ 0.00	$ 0.00	$ 0.01
Diluted (loss) income per share	$ 0.00	$ 0.00	$ 0.00	$ 0.01
Numerator:				
Net (loss) income for the period	$ (93,489)	$ (42,027)	$ 100,564	$ 355,936
Denominator:				
Weighted average of basic common shares	49,952,980	42,520,767	49,952,980	42,520,767
Weighted average of diluted common shares	49,952,980	42,520,767	49,952,980	42,520,767

EASTMAIN RESOURCES INC.

SUPPLEMENT II TO THE FINANCIAL STATEMENTS
(Prepared by Management - Unaudited)

	Three Months Ended July 31, 2005	Three Months Ended July 31, 2004	Nine Months Ended July 31, 2005	Nine Months Ended July 31, 2004
The following is a breakdown of General and Administration expenses				
Accounting and corporate services	$ 11,804	$ 3,853	$ 50,913	$ 33,282
Transfer agent fees and expenses	(4,211)	2,133	12,181	16,150
Shareholders' information	9,000	11,299	37,236	46,938
Meeting expenses	3,370	-	17,727	12,272
Travel expenses	3,049	13,211	8,488	27,845
Directors' fees	-	455	25,035	455
Rent	9,000	3,385	9,585	4,360
General and office expenses	5,499	4,937	33,899	48,742
Filing services	(244)	(2,060)	6,254	5,356
Interest and bank charges	457	462	2,758	3,716
Stock exchange fees	1,467	(3,585)	58,044	61,294
Consulting fees	3,000	-	15,781	14,112
Management fees	1,509	-	13,760	-
Advertising and promotion	30,189	18,994	63,566	80,664
Payroll expenses	2,999	17,746	10,278	67,595
	$ 76,888	$ 70,830	$ 365,505	$ 422,781

EASTMAIN

RESOURCES INC.

THIRD QUARTERLY REPORT FOR THE PERIOD ENDING – July 31, 2005

Clearwater Project

During the period the Corporation continued its in-house economic assessment of the Eau Claire gold deposit by converting its existing geological data base (drilling and channel sampling) into GEMCOM mining software to enable a 3-dimensional (3D) modeling and interpretation of the deposit. P & E Mining Consultants subsequently prepared a preliminary 3D solid model for each gold-bearing vein in the resource. Initial interpretation of the model demonstrates a remarkable continuity within the Eau Claire gold deposit both laterally and vertically. The deepest drill intersections from the west end of the deposit (veins 6V1 to 6V4), thought originally to represent a separate set of gold-bearing veins, may actually be the lateral equivalent of gold veins intersected at the eastern end of the deposit (veins D1, D2 and D3) roughly 600 metres away. Intersections from Hole ER-02-06 collared at Line 400 West included up to 56.9 gpt (1.66 oz/ton) gold over a half-metre interval, 31.3 gpt gold (0.91 oz/ton) over a one-metre interval and 16.5 gpt (0.48 oz/ton) over 2.0 metres (News Release Dec. 4, 2002). Intersections of the D-vein set from hole ER-004-44 collared at Line 200 East included assays of up to 36.5 gpt (1.07 oz/ton) gold over 0.60 metres, 19 gpt (0.56 oz/ton) across 1.6 metres and 20.4 gpt (0.59 oz/ton) gold over 1.4 metres (News Release Nov. 11, 2004). The continuity and extension of the vein system at Eau Claire may indicate a larger source and/or different type of gold mineralization either at depth or elsewhere on the property. Recent reports from Virginia Gold Mine's Eléonore property indicate that a similar high-grade, quartz-vein-type deposit with visible gold has been identified peripheral to the main sulphide-associated gold deposits of Roberto.

Upon approval of permitting, Eastmain proposes to complete an open pit bulk sample to establish mining, milling and metallurgical parameters of the Eau Claire gold deposit. This information will provide the basis for a NI43-101 compliant economic analysis (scoping study) for Eau Claire.

In the search for a second gold deposit at Clearwater two areas have been flown with airborne geophysical VTEM surveys. These regions, totaling 760 line-kilometres, cover the North and Serendipity Blocks. Two main target zones are evident on the North Block. The first includes a 12- to 14-kilometre-long sequence of sedimentary rocks comparable to the geological setting at Eléonore. The second area of interest contains multiple electromagnetic conductive horizons enveloping two circular felsic intrusions. At Serendipity anomalous gold coincident with conductive horizons has been detected in both rocks and soil. A 10-metre-wide, gold-bearing zone within sedimentary rocks containing disseminated sulphides has been identified. Detailed soil geochemical sampling, prospecting and trenching are underway in these areas.

Opinaca Area Properties

During the quarter, comprehensive surface exploration has been ongoing at the Azimut C and D JV-options and the Company's wholly owned Dyna, Road King and Reservoir properties, located in the Eastmain/Opinaca region of Northern Québec. Over 4,000 B-horizon soil samples have been collected on a 500 metre by 100 metre grid pattern over the Azimut C, Azimut D and Dyna properties, which are situated near Eléonore. Preliminary geological mapping and prospecting has confirmed that all five area properties are prospective for sedimentary-hosted gold deposits. VTEM airborne geophysical surveys flown over Azimut C, Azimut D and Reservoir have detected conductive horizons on each block. These target horizons will be assessed further through detailed soil sampling, prospecting and geological mapping.

EASTMAIN RESOURCES INC.
Corporate Office: 36 Toronto Street, Suite 1000, M5H 2C5 • *Exploration Office*: RR #1, Orangeville, ON Canada L9W 2Y8
tel. [519] 940-4870 • fax [519] 940-4871
e-mail: robinson@eastmain.com • web site: www.eastmain.com

Three gold deposits have now been discovered in the Eastmain/Opinaca district. Eastmain holds 100% interest in the Eau Claire deposit and has key land holdings adjacent to the other two (the Roberto deposit at Eléonore and the Eastmain Gold Mine). The Corporation has initiated a major target generating program in this new emerging mining camp.

Ruby Hill and Eastmain Mine Area

The Corporation acquired an option to earn 100% interest in 136 claim units covering 70 km^2 located near the Eastmain Gold Mine held by Campbell Resources Inc. Eastmain acquired an additional 25 km^2 in the area through staking. The combined land holdings cover a 30-kilometre length of the key "mine-horizon". Mafic and ultramafic rock sequences underlying the properties are comparable to those rocks hosting a number of significant gold and nickel-copper-platinum group deposits within Canada's prolific Abitibi Greenstone belt. The Western Australian nickel-copper-platinum-palladium deposits at Kambalda and the Kalgoorlie gold fields also occur in a similar environment.

A detailed 3,000 line-kilometre VTEM airborne survey covering both the Ruby Hill and Eastmain Mine properties is underway. The Eastmain Gold Mine was originally discovered by drilling an airborne geophysical anomaly.

Falconbridge MegaTEM JV

Eastmain and Falconbridge Limited are currently drilling 12 high-priority MegaTEM targets located in the Normetal-Detour areas of Ontario and Québec. The project region is located in the western extension of the Abitibi Greenstone belt - one of the most prolific mineral districts in the world, and host to a number of gold and base metal producing mines. The JV partners have drilled twenty-three anomalies to date, for a total of 4,730 metres. On-going compilation work has identified several target zones within the survey area which will require a more detailed evaluation of the MegaTEM data. Based on the presence of felsic volcanic centres, anomalous assays and alteration assemblages intersected in historic and current drilling, and proximity to known base-metal occurrences, several key follow-up target areas have been recognized. These and other targets generated from current work will be proposed for evaluation in 2006.

Donald J. Robinson, Ph.D., P. Geo.
President and Chief Executive Officer
September 12, 2005